Filed by Total System Services, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Total System Services, Inc.

Commission File No. 001-10254

Date: May 28, 2019

The following is a transcript of a video message delivered by M. Troy Woods, Chairman and CEO of Total System Services, Inc. to team members of Total System Services, Inc. on May 28, 2019.

•	Good afternoon TSYS!

•	Today marks a major milestone for our company.

•	Even though you may have heard the news from your leaders, read the letter I sent earlier today and reviewed the press release.

•	I felt it was very important to also hear directly from me today.

•	Earlier this morning, we announced that our board of directors has approved an agreement to combine TSYS with Global Payments in a transformational “merger of equals.”

•	Global Payments is a leading worldwide provider of payment technology and software solutions for merchants.

•	They are headquartered in Atlanta, GA, with approximately 11,000 employees located in 32 countries around the world.

•	This merger will create a premier global payments technology company that will be poised to truly shake things up in the payments world.

•	TSYS and Global Payments together will be a payments powerhouse!

•	I’ve actually referred to it as a peach state powerhouse.

•	We will become a Fortune 500 company — one of our aspirational goals set a few years ago.

•	We are expected to rank as a Top 2 global acquirer, the #1 Issuer Solutions provider in the U.S., Canada, UK, China and Ireland, and a Top 2 U.S. prepaid consumer solutions provider.

•	We also believe the cultures of our two companies are the perfect fit as we both share a common commitment to people.

•	Nothing is more important to me, the leaders of TSYS and the leaders of Global Payments than making sure we put people first in every way.

•	We also share a commitment to values, ethics, honesty and doing the right thing.

•	In fact, Global Payments is widely viewed as one of the most transparent, fair and honest players in the payments industry, making them a perfect partner to our People-Centered Payments brand.

•	Let me explain what we mean by a merger of equals.

•	When we close this transaction, Global Payments shareholders will own approximately 52 percent and TSYS shareholders will own approximately 48 percent of the combined company — pretty much 50/50.

•	Half of the executive team will be from TSYS and half of the board of directors will consist of directors from TSYS.

•	The combined company will be dually headquartered in Atlanta and Columbus.

•	In addition, the combined company will conduct its Issuer Solutions business under the name TSYS and the consumer solutions business will continue to go to market under the Netspend name.

•

And I am not going anywhere - I will become the Chairman of the Board of the combined company and Kriss Cloninger, currently our lead director, will become the lead director of the combined board of directors.

•

My good friend and colleague for more than 20 years, Jeff Sloan, who is currently CEO of Global Payments, will serve as CEO of the combined company, and Cameron Bready, Global Payments’ CFO, will serve as President and COO.

•	Our own Paul Todd will become the CFO of the new company.

•	You may be wondering why TSYS is pursuing this transaction given our success and position of strength.

•	As you know, many of our larger peers are actively consolidating to gain scale.

•	TSYS has approached this compelling opportunity to embrace disruption and strategically position the company to be a winner over the long-term.

•	We believe this merger will allow us to go forward further and faster than would be possible on our own.

•	I know you will have a lot of questions about the future — that’s expected.

•	We will do our best to address all of your questions and concerns over the coming months.

•	In the meantime, I encourage you to embrace this change as a very positive move for our company.

•	We expect to close the deal in the fourth quarter of this year, but until then, it will be business as usual for TSYS.

•	I ask that you please keep serving our customers with your typical passion and excellence.

•	I hope all of you feel the tremendous momentum and excitement about the world of opportunity we have before us.

•	I want to thank each one of you who have worked so hard to make TSYS the strong and well-respected company it is today.

•	We have a strong reputation of doing the right thing, caring for one another, our customers and our communities – and that will not change.

•	We are people-centered and performance-driven today, and we will be tomorrow.

•	Again, thanks for your hard work, your dedication and your excitement as we embark on writing the next chapter in the history of TSYS.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of TSYS and Global Payments seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.